Exhibit (d)(7)

Schedule A

(updated and effective as 02/28/2023)

Fund(s)

Amplify Transformational Data Sharing ETF (BLOK)

Amplify Lithium & Battery Technology ETF (BATT)

Amplify BlackSwan Growth & Treasury Core ETF (SWAN)

Amplify BlackSwan ISWN ETF (ISWN)

Amplify Thematic All-Stars ETF (MVPS)

Amplify BlackSwan Tech & Treasury ETF (QSWN)

Amplify Inflation Fighter ETF (IWIN)

Amplify Natural Resources Dividend Income ETF (NDIV)